SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CHANGE OF REGISTERED OFFICE IN THE CAYMAN ISLANDS

The board of directors of SUNDAY Communications Limited (the "Company") is pleased to announce that with immediate effect, the registered office of the Company in the Cayman Islands has been changed to Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 1 November 2006

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman);
Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen